Sit Investment Associates

Mutual Funds Newsletter

Fall 2016

Luncheon Speakers Expect Continued Subdued Economic Growth

Sit Mutual Funds annual shareholder luncheon speakers discussed the economy, equity markets and fixed income markets at the 2016 Sit Mutual Funds annual shareholder luncheon on October 24th, which was attended by almost 300 shareholders and staff.

Sit Mutual Funds Chairman and CEO Roger Sit expects U.S. and global economic growth to be about 2.5% for 2016 and 2017. While the UK economy seems to have recovered from the initial uncertainty created by the Brexit vote, questions remain about the long-term effects of the decision to leave the EU. Euroland is experiencing slight, choppy growth, and Japan is still struggling to gain economic traction. China's economy appears to have stabilized, but concerns surround the level of government investment in fixed assets versus declining private investment. China's easy monetary policy has resulted in rising consumer debt levels, causing concerns about a bubble occurring. Chinese corporations are using high levels of debt as well.

Sit said that a significant contributor to subdued global growth in both advanced and emerging economies is the global debt boom. Massive quantitative easing and low interest rate monetary policies have kept economies afloat and volatility low, but efforts to pull activity forward inhibit strong growth. Rate cuts have had less impact on markets now than in the past. Sit believes market volatility will likely increase from current record lows due to concerns about whether these policies have been beneficial. U.S. elections are also contributing to investor uncertainty and subpar growth. Sit thinks the health technology, health services, energy, and financial services sectors will be impacted most by this year's elections.

Sit believes corporate earnings growth will be key to future sustainable equity markets and stock price appreciation. In this stock picker's market, he emphasized the importance of finding sectors and companies with strong fundamentals that can grow quality earnings, while seeking to avoid negative earnings surprises. While earnings growth is currently flat to -1%, consensus estimates show earnings growth at 14% in 2017. Sit thinks a more realistic expectation is in the 5% - 7% range.

According to Sit, stock valuations are reasonably attractive relative to bonds. Over the past seven years, the large shift to fixed income from equity investments has been due to market uncertainty, which has driven rapid expansion in bond markets and has accounted for a large part of fixed income returns. Because interest rates will likely increase, Sit does not expect this trend to continue much longer. He believes opportunities exist to buy equities at attractive prices that should benefit from the flow of investments back into equities.

As investors shift from bonds to stocks, they often seek high dividend yield equity issues or "bond proxies" because their dividend yields are attractive relative to bond yields. Typically high dividend paying sectors include energy, information technology, utilities, telecommunications, and materials.

Sit Fixed Income President Michael Brilley said that a 2% growth environment with low interest rates is a reasonable base for stocks, but if growth is weaker, bonds will have considerably less risk. He emphasized the importance of balancing portfolios with bonds to manage risk. He agreed with Roger Sit's estimates of one 25 basis point Fed funds increase in 2016 and two 25 basis point increases in 2017.

Brilley discussed the impact of the Fed funds rate's "glacial pace" of change versus the 10-year treasury yield. He does not see core inflation rising much above its 2.0% level in the near term. For bond investors, the objective is to achieve a return higher than inflation. Brilley explained how the two Sit taxable bond mutual funds (Sit U.S. Government Securities and Quality Income Funds), which both have short durations, offer stable value, reasonable returns and low risk in a low interest rate environment.

Brilley lauded the attractive tax advantages and the real rates of return of the Sit Minnesota Tax-Free Income Fund. The Fund has a relatively short duration and higher yields than many other Minnesota municipal bond funds. Bonds in the Sit portfolio have an average quality rating of "A", and the major areas in which the portfolio is invested are housing, hospitals, and other revenue bonds. The Sit Minnesota Tax-Free Income Fund has a history of positive long-term, tax-free returns. The Sit Tax-Free Income Fund (the Sit national tax-exempt product) has returns similar to the Minnesota Fund.

Noted economist Dr. Sidney Jones characterized the current U.S. economy as complex and opaque — bifurcated, with robust consumer consumption carrying the economy in the midst of weak business investment, lagging inventories, slow government spending, a modest housing market, and flat net exports. The core inflation rate has begun to accelerate, and although service industries are producing jobs, the manufacturing, construction and energy sectors have weak or negative employment numbers.

The Fed's monetary policies have created uncertainty in financial markets, with markets overreacting each time the Fed votes. Jones asserted that economic policy will continue to be influenced by global economic, political, social and security crises that have converged to create a complex and opaque economic environment.

Jones believes that we have now entered a "new normal" period in which U.S. GDP will be lower and more erratic; unemployment and underemployment will be more persistent; inflation will increase; federal deficits will remain large and disruptive; and monetary policy will be politicized. Jones forecasts that personal consumption will drive growth in 2017, while other segments of the economy will continue on their current paths. He said we might begin to see the federal budget increase as we invest in infrastructure, but state and local governments will likely continue on a modest growth path. Jones summarized the 2017 outlook as continuing the slow, long, and erratic recovery expansion.

Investment Outlook and Strategy Summary ***by Roger J. Sit - Chairman and Chief Investment Officer***



Due to unprecedented global monetary stimulus, the world economy continues to grow at about 2.5% per year in spite of macro "crises" threatening to derail the expansion. Current investor concerns include high debt levels; Brexit; upcoming elections around the world; the pace of anticipated U.S. Fed interest rate hikes; Japan's increasingly ineffective fiscal and monetary policy; and a potential reduction in Chinese government stimulus.

Macroeconomic indicators imply continued modest GDP growth. The U.S. remains on track for positive growth; the Euro Area is muddling along – aided by easy monetary policy; China has stabilized and is poised to avoid a hard landing; and other Asian emerging market countries continue to post sustained, moderate, single-digit growth.

The current U.S. 88-month expansion is the fourth-longest period of economic growth in the last 150 years. U.S. real GDP has sustained a 2.1% annualized rate of growth since mid-2009, but remains below the historical trend line for the previous three U.S. economic expansions. A number of secular and demographic trends might help explain the downtick in growth, but we believe conditions are in place for the U.S. economy to remain in a protracted period of expansion, although it will be slower than that of previous cycles. Resiliency in consumer spending (a consistent contributor to GDP) combined with a modest boost from fixed investments should underpin real GDP growth of 1.5% to 2.0% in both 2016 and 2017.

Investor focus has shifted from concerns about rising interest rates to the upcoming U.S. elections, but the market does not appear to be discounting a presidential winner or which political party will control Congress. Although policy specifics from both presidential candidates are scarce, we believe the election will have the largest implications for the health care, energy, and financial sectors.

Biopharmaceutical companies could suffer the greatest risk in a Clinton presidency, but the risk of price controls is lessened if Republicans retain control of the House. Trump has periodically singled out biopharmaceutical prices for scrutiny and outlined initiatives to relax regulation of prescription drug importation, but we believe his administration would focus elsewhere and therefore is unlikely to target the industry for major reforms. A Clinton administration would likely create additional incentives to drive greater adoption of Medicaid expansion that would increase health care provider utilization and reduce bad debt expense. In contrast, a combined Trump presidency and Republican-controlled Congress could dismantle portions of the Affordable Care Act.

Clinton policy would emphasize efforts to accelerate renewable energy resources development, while repealing tax incentives for fossil fuels. Trump advocates for an energy policy that removes government obstacles to growth in fossil fuel extraction, including coal.

The candidates have significantly different positions on the financial industry as well. Trump would seek to repeal financial regulations such as Dodd-Frank, while Clinton plans to strengthen financial industry regulation and implement measures to discourage excessive risk.

Although presidential candidates Clinton and Trump have both proposed increased infrastructure spending, years of deficit spending and a highly-leveraged federal balance sheet would likely limit major fiscal policy expansion.

The Euro Area economy, as a whole, remains on pace for modest expansion of about 1.5% in 2016 and 2017. However, rising tensions associated with a lackluster recovery, high unemployment, fiscal austerity, and a surge in immigration have given rise to populist/separatist movements that could elevate policy uncertainty and derail the recovery. The European Central Bank continues to stimulate the economy through low interest rates and ongoing asset purchases, but there are growing concerns that monetary policy has reached a threshold in tools, political will, and effectiveness. Ongoing Brexit-related uncertainty will curtail growth in the UK, but since the EU referendum was passed, investor concerns have been at least temporarily assuaged by a string of better-than-expected economic reports.

Japan's economy is struggling with a strengthened yen, a cautious corporate sector, tepid consumer spending, and structural challenges. The recent ¥28 trillion fiscal stimulus initiative is expected to have a modest impact on the economy.

Structural problems remain challenging for China, despite near-term stabilization. Policy makers continue to struggle between the need for reforms and the desire to maintain growth. Recently, the case for growth appears to be gaining dominance. August results were better than expected, which indicated sequential economic improvement due to policy support. As structural challenges remain unchanged, we expect moderating economic growth in the mid term.

Fixed Income

Short-term Treasury yields experienced a modest third-quarter increase as the yield curve flattened. Shorter maturity yields rose more than longer maturities. All taxable sectors posted positive returns for the quarter except Treasuries. The best performing sector was Corporates – driven by increased demand. Lower-quality corporate bonds outperformed the most. In the current environment, we continue to position portfolios defensively and maintain an emphasis on liquidity to optimize tactical trading opportunities.

The tax-exempt municipal bond yield curve rose during the quarter, with the biggest yield increases at both ends of the curve. All investment grade municipal bond index returns were negative, as were all duration indices. For the quarter and the year (to date), bonds with lower credit quality ratings have generally outperformed bonds with higher quality ratings. Duration had a more meaningful impact on performance during the quarter than a given investment grade rating or sector allocation.

Tax-exempt fund flows continued a 52nd consecutive week of net inflows to finish the quarter. Refunding bonds have made up over half of municipal bond issuance this year and are projected to continue into 2017. Strong, positive inflows have helped to absorb the robust level of issuance in 2016. Issuance is on pace to end at just under $440 billion – perhaps the highest annual level on record.

We expect moderate upward pressure on tax-exempt yields to persist throughout the fourth quarter, and some trad-

ing volatility surrounding the election is possible. However, we do not anticipate fundamental credit quality concerns to be material, regardless of the election outcomes. Our tax-exempt investment strategy continues to emphasize bonds that provide strong current income, which we believe is the primary driver of return over a full market cycle. We expect to maintain durations at or near their current levels, while continuing to invest in bonds with higher credit quality ratings and short call features. Despite modest underperformance again this quarter, we continue to believe that housing bonds offer strong relative and defensive value in the intermediate and long terms, and we continue to be active investors in housing issues given the higher credit quality and nature of prepayments.

Equities

Equities are reasonably valued on an historical basis and are cheap relative to bonds. The S&P 500® Index is currently trading at roughly 17 times forward earnings versus its historical average of 15 times. The overall global stock market is trading at a forward price-to-earnings (P/E) ratio of 16 times. The combination of low interest rates, low inflation, and unprecedented global monetary easing should remain supportive of equity valuations. Further equity valuation expansion could be positively impacted by further downward pressure on global bond yields due to historically low interest rates.

We expect quality earnings growth to be the predominant driver of equity appreciation going forward, with health care, technology, financials, and transportation industries having the greatest potential to grow earnings. With continued (if not escalating) global concerns and a less accommodative Federal Reserve, we anticipate increased stock market volatility. As a result, we believe that there will be sustained leadership in quality growth stocks. In terms of sectors, we favor companies in the technology services, health services, and health technology sectors due to their attractive risk/reward profiles. We also see attractive opportunities in a number of other industry groups, including financials and growth utilities.

Globally we prefer the U.S., continental Europe and Asia ex-Japan regions. Although there is some risk the Federal Reserve will raise interest rates later in the year, it is unlikely to greatly alter prevailing U.S. economic/market fundamentals. We believe international investors will be increasingly attracted to the U.S. as a result of the remaining elevated uncertainty in many other regions of the world.

We are emphasizing European-centric companies that have limited currency exposure and are relatively immune to a global/emerging market slowdown. U.S. Fed rate hikes could potentially weaken the euro and provide an additional boost to exporters, so we are maintaining some export exposure where strong, company-specific fundamentals outweigh global macro risks.

Our portfolios are skewed toward stocks that are defensively-oriented rather than cyclical/aggressive. We favor China given the economic rebalancing initiatives and recent outperformance in the region. We remain significantly underweight in Japanese equities across our international strategies, as our concerns about Japan's aging population, highly indebted public sector and rigid labor market remain. We also remain underweight Australia due to relatively high valuation and overly optimistic economic growth assumptions based on the country's raw material trading ties with China.

2017 Investment Seminar Schedule

Sit Mutual Funds will offer three new investment seminar options in 2017 for shareholders and other interested investors. Each seminar is scheduled at two different locations and times for your convenience. A breakfast will be served at the morning sessions and lunch at the afternoon sessions. If you are interested in attending one or more of the seminars, please contact Steve Benjamin at 612-359-2554 or spb@sitinvest.com. Reservations are required and seating is limited, so please reserve your place soon.

Seminar Locations:

Breakfast: 7:30 a.m. to 8:30 a.m. - Edina Country Club, 5100 Wooddale Avenue, Edina, MN

Lunch: Noon to 1:00 p.m. - IDS Tower 3rd Floor Conference Room, 80 S. 8th Street, Minneapolis, MN

Investing and Your Brain **February 28, 2017**	**Learn steps you can take to become an unflappable, better investor in an uncertain world.**
Myths and Realities of Investing, Taxes and Retirement **March 28, 2017**	**Learn how to separate fact from fiction and learn steps you can take to strengthen your financial future.**
Protection from Financial Abuse and Identity Theft **April 25, 2017**	**Learn about the latest scams and the steps you can take to protect yourself and your loved ones.**

Establishing Financial Priorities and Setting Goals by Steve Benjamin, CEBS, CRPC

"Remember that if you don't prioritize your life, someone else will." – Greg McKeown

Let's be honest: many Americans' financial lives are in shambles. Numerous surveys reveal that more than half of all Americans have less than $1,000 in savings, and about a third report that they have no retirement savings at all. While it's true that sometimes large and unexpected expenses can arise that severely impact one's finances, many people have become entrenched in routines and live paycheck to paycheck.

Perhaps that's because such a strong bias toward consumption exists in America. If you're feeling depressed, you're encouraged to go buy something. And if you're bored, why not head out to the mall to see what's on sale? Culture pounds away for everyone to spend money, not feel left out and own the latest version of the latest gadget. And unfortunately, we long ago reached the point where debt isn't something to be eschewed, it's simply a way of life, as normal as a sunrise.

Unfortunately, one is hard-pressed to find messages in the media or culture that reinforce or reward saving, investing and preparing financially for the future. Where they do exist, they sometimes fall on deaf ears because people can feel that the advice doesn't speak to their specific situation. Perhaps we're not going about this the right way. Maybe what we need is a new perspective.

Priorities

If I asked you what your four or five favorite movies or books are, I bet you could tell me pretty quickly. But what about your four or five most important priorities? In this case, let's define priorities as what you truly want out of life that, in some way, will involve money. Your priorities could include travel, achievement, simplicity, adventure, education, philanthropy, security, etc. Think for a moment: at the end of your life, what would you regret not doing, having, or being?

It may take some time, but if you can narrow down your priorities to the four or five that are most important to you, then you can prepare a plan to incorporate them into your financial life. By doing this, you should be able to achieve a well-balanced, purpose-driven life. And you will be motivated to achieve it, because it will be in alignment with your true self and what you're striving to accomplish in your lifetime. Setting goals will help you get there.

Goal Setting

If you belong to a health club, you've probably noticed how crowded your gym is every January but by February or March, attendance returns to normal. Most likely, the new members set unrealistic goals and became discouraged after a few weeks. The same concept applies to your financial life. Consider putting together a plan that eases you into the financial priorities you're seeking to accomplish so you have the motivation and perseverance to stick with it. When setting your goals, be sure to include these five steps:

Specific

If your goals are vague, you won't know if you're making any progress. Therefore, try to be as specific as possible when setting your goals so you know exactly what you're trying to accomplish.

Measurable

If your goals are specific, then periodically, you should be able to measure the progress that you make towards accomplishing them.

Attainable

Your goals should be attainable, which means that you have the abilities or skills to accomplish them. For example, reading two financial books each year is attainable for almost anyone but becoming an offensive lineman in the NFL is not.

Realistic

Only you can determine what is realistic to accomplish. If you become discouraged and overwhelmed, dial things back a bit.

Time-sensitive

Be sure to allow enough time to achieve your goals, but not too much time, which could slow you down unnecessarily or worse, lead to procrastination.

As the new year approaches, take the time to determine your priorities. Make 2017 the year you fully fund your IRA so you can retire on time, start an education account for your child or grandchild, or save for that trip around the world you'd like to take in 10 years. Whatever your goals, we're here to help you achieve your financial priorities with our 14 no-load Mutual Funds. If we can be of assistance, please don't hesitate to call an Investor Service Representative at 1-800-332-5580.

Social Security Administration Announces Cost of Living Increase

Sixty million Social Security recipients can expect a 0.3% cost of living increase in 2017. The average monthly check should increase by $5.

Retirement Plan and 401(k) Contribution Limits Unchanged for 2017

	2016 and 2017	
	Under age 50	50 or over
Traditional and Roth IRA	$5,500	$6,500
SIMPLE IRA	$12,500	$15,500
401(k)	$18,000	$24,000

REMINDER: If you are 70½ years old, be sure to take your required minimum distribution from your traditional IRA by December 31st. If not taken, the IRS will assess a 50% penalty tax in addition to the income tax you owe on the distribution. If you have questions, please call a Sit investor services representative at 1-800-332-5580.

Sit Dividend Growth Fund

As of September 30, 2016

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**3.23**	**14.56**	**9.79**	**14.73**	**8.41**	**9.10**	**1.67**
S&P 500® Index	3.85	15.43	11.16	16.37	7.24	7.58	
Class S Shares	**3.11**	**14.25**	**9.49**	**14.42**	**8.13**	**8.23**	**1.42**
S&P 500 Index	3.85	15.43	11.16	16.37	7.24	7.29	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	3.4
Johnson & Johnson	2.8
Verizon Communications, Inc.	2.7
Medtronic, PLC	2.4
Pfizer, Inc.	2.2

Company Name	% of Net Assets
Intel Corp.	2.1
Home Depot, Inc.	2.0
PepsiCo, Inc.	1.9
Broadcom, Ltd.	1.9
JPMorgan Chase & Co.	1.9
Total	23.4

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.1
Health Technology	15.5
Electronic Technology	8.7
Producer Manufacturing	7.4
Consumer Non-Durables	7.0
Utilities	6.3
Technology Services	5.3
Retail Trade	5.2
Sectors Less Than 5.0%	25.9
Cash and Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$960.1
S Share Assets (Millions):	$66.9
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	$106.3
Median Market Cap (Billions):	$40.2
Turnover Rate:	11.0 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Michael J. Stellmacher, CFA, 25 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of September 30, 2016

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Robert W. Sit, CFA, 25 years
Michael T. Manns, 29 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.25%	1.50%

FUND PERFORMANCE (%)

		Annualized Returns		
	3 Month	1 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**3.68**	**14.54**	**5.03**	**1.38**
Class S Shares	**3.52**	**14.28**	**4.62**	**1.13**
Russell 2000® Index	9.05	15.47	2.13	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Thor Industries, Inc.	1.9	Legg Mason, Inc.	1.6
MKS Instruments, Inc.	1.8	Physicians Realty Trust	1.6
Deluxe Corp.	1.7	Power Integrations, Inc.	1.6
East West Bancorp, Inc.	1.7	Booz Allen Hamilton Holding Corp.	1.6
Dunkin' Brands Group, Inc.	1.6	Cinemark Holdings, Inc.	1.5
		Total	16.5

PORTFOLIO SECTOR ALLOCATION (%)

Finance	25.1
Consumer Services	8.8
Process Industries	7.6
Consumer Durables	7.4
Commercial Services	6.4
Producer Manufacturing	5.6
Consumer Non-Durables	5.2
Electronic Technology	4.9
Sectors Less Than 4.9%	25.6
Cash and Other Net Assets	3.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$7.5
S Share Assets (Millions):	$2.7
Number of Holdings:	98
Wtd. Avg. Market Cap (Billions):	$3.8
Median Market Cap (Billions):	$3.3
Turnover Rate:	2.1 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of September 30, 2016

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**3.03**	**9.43**	**4.76**	**10.50**	**8.42**	**1.63**
Class S Shares	**2.97**	**9.16**	**4.51**	**10.23**	**8.15**	**1.38**
MSCI World Index	4.87	11.36	5.84	11.63	7.08	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.3
Health Technology	14.7
Consumer Non-Durables	9.0
Producer Manufacturing	7.9
Electronic Technology	6.1
Retail Trade	6.0
Utilities	5.8
Communications	5.2
Sectors Less Than 5.2%	25.4
Cash and Other Net Assets	2.6

PORTFOLIO COUNTRY ALLOCATION (%)

United States	56.1
Switzerland	7.5
United Kingdom	5.7
Netherlands	4.9
France	4.3
Ireland	4.1
Canada	2.7
Germany	2.5
7 Countries Less Than 2.5%	9.6
Cash and Other Assets	2.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Verizon Communications, Inc.	3.0
Medtronic, PLC	2.9
Roche Holding AG	2.8
Microsoft Corp.	2.7
Pfizer, Inc.	2.5
BCE, Inc.	2.2
Nestle SA	2.2
JPMorgan Chase & Co.	2.2
Apple, Inc.	2.1
Iberdrola SA	2.0
Total	14.0

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$23.0
S Share Assets (Millions):	$2.9
Number of Holdings:	68
Wtd. Avg. Market Cap (Billions):	$114.0
Median Market Cap (Billions):	$55.7
Turnover Rate:	6.0 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Raymond E. Sit, 24 years
Michael J. Stellmacher, CFA, 25 years
Tasha M. Murdoff, 20 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of September 30, 2016

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Bryce A. Doty, CFA, 26 years
Ronald D. Sit, CFA, 32 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**3.16**	**8.29**	**7.61**	**10.06**	**5.95**	**6.78**
S&P 500® Index	3.85	15.43	11.16	16.37	7.24	9.09
Bloomberg Barclays Aggregate Bond Index	0.46	5.19	4.03	3.08	4.79	5.58

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Alphabet, Inc.	2.2
Visa, Inc.	2.1
Apple, Inc.	2.0
Medtronic, PLC	1.8
Microsoft Corp.	1.8

Bonds

Company Name	% of Net Assets
U.S. Treasury Strips, 2.91%, 5/15/44	1.1
FHLMC, 5.00%, 10/1/43	0.7
Blackrock Income Trust	0.6
FNMA, 5.50%, 10/1/33	0.6
Invista Finance, LLC, 4.25%, 10/15/19	0.6

PORTFOLIO ALLOCATION (%)

Stocks	63.1
Bonds	34.6
Cash and Other Net Assets	2.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$24.4
Number of Holdings:	245

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of September 30, 2016

FUND PERFORMANCE (%)

	3 Month	Since Inception
Class I Shares	**1.60**	**1.60**
Class S Shares	**1.50**	**1.50**
MSCI World Index	4.87	4.87

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Johnson & Johnson	2.8	BCE, Inc.	2.2
Pfizer, Inc.	2.8	Verizon Communications, Inc.	2.2
Iberdrola SA, ADR	2.5	PepsiCo, Inc.	2.1
Roche Holding AG, ADR	2.3	Home Depot, Inc.	2.1
Kimberly-Clark Corp.	2.2	RELX NV, ADR	2.0
		Total	23.3

PORTFOLIO SECTOR ALLOCATION (%)

Consumer Non-Durables	17.4
Health Technology	13.0
Finance	12.5
Technology Services	7.6
Consumer Services	7.4
Producer Manufacturing	6.7
Communications	4.5
Utilities	4.5
Sectors Less Than 4.0%	22.6
Cash and Other Net Assets	3.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$2.1
Number of Holdings:	56
Wtd. Avg. Market Cap (Billions):	$101.1
Median Market Cap (Billions):	$54.8
Turnover Rate:	4.0 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
David A. Brown, 21 years
Kent L. Johnson, CFA, 27 years
Michael T. Manns, 29 years
Tasha M. Murdoff, 20 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of September 30, 2016

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Ronald D. Sit, CFA, 32 years
Michael J. Stellmacher, CFA, 25 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**5.25**	**10.15**	**9.99**	**14.13**	**7.15**	**9.78**
Russell 1000® Growth Index	4.58	13.76	11.83	16.60	8.85	10.93

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Alphabet, Inc.	7.0	Medtronic, PLC	2.7
Apple, Inc.	5.1	Adobe Systems, Inc.	2.7
Microsoft Corp.	3.4	PepsiCo, Inc.	2.4
Visa, Inc.	3.1	Home Depot, Inc.	2.2
Facebook, Inc.	3.0	Broadcom, Ltd.	2.2
		Total	33.9

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	22.8
Health Technology	14.5
Electronic Technology	11.5
Retail Trade	7.7
Consumer Services	7.6
Consumer Non-Durables	7.4
Producer Manufacturing	6.4
Finance	4.2
Sectors Less Than 4.0%	16.3
Cash and Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$117.9
Number of Holdings:	74
Wtd. Avg. Market Cap (Billions):	148.7
Median Market Cap (Billions):	62.7
Turnover Rate:	3.7 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of September 30, 2016

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**4.17**	**2.50**	**5.00**	**13.11**	**6.49**	**11.36**
Russell Midcap® Growth Index	4.59	11.24	8.90	15.85	8.51	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ulta Salon Cosmetics & Fragrance, Inc.	2.9	Waste Connections, Inc.	2.4
TJX Cos., Inc.	2.9	Skyworks Solutions, Inc.	2.3
Ultimate Software Group, Inc.	2.8	priceline.com, Inc.	2.2
Broadcom, Ltd.	2.7	Thermo Fisher Scientific, Inc.	2.2
Ecolab, Inc.	2.7	Applied Materials, Inc.	2.1
		Total	25.2

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	13.7
Electronic Technology	10.2
Health Technology	10.0
Finance	9.0
Producer Manufacturing	7.6
Retail Trade	6.9
Consumer Services	6.2
Commercial Services	6.0
Sectors Less Than 6.0%	26.8
Cash and Other Net Assets	3.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$143.2
Number of Holdings:	77
Wtd. Avg. Market Cap (Billions):	$20.8
Median Market Cap (Billions):	$11.2
Turnover Rate:	4.1 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Robert W. Sit, CFA, 25 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of September 30, 2016

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Robert W. Sit, CFA, 25 years
Michael J. Stellmacher, CFA, 25 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**5.51**	**-0.05**	**1.72**	**11.27**	**6.54**	**9.86**
Russell 2000® Growth Index	9.22	12.12	6.58	16.15	8.29	7.68

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ultimate Software Group, Inc.	2.9	Dunkin' Brands Group, Inc.	1.9
Skyworks Solutions, Inc.	2.4	Aspen Technology, Inc.	1.9
Waste Connections, Inc.	2.3	Scotts Miracle-Gro Co.	1.8
Ulta Salon Cosmetics & Fragrance, Inc.	2.0	Euronet Worldwide, Inc.	1.8
Snap-On, Inc.	2.0	Manhattan Associates, Inc.	1.7
		Total	20.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	15.0
Health Technology	11.3
Electronic Technology	9.1
Finance	8.6
Producer Manufacturing	8.2
Consumer Durables	7.7
Health Services	7.3
Consumer Services	7.1
Sectors Less Than 7.0%	24.2
Cash and Other Net Assets	1.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$84.3
Number of Holdings:	92
Wtd. Avg. Market Cap (Billions):	$6.3
Median Market Cap (Billions):	$3.7
Turnover Rate:	6.2 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of September 30, 2016

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**4.49**	**4.31**	**0.33**	**7.59**	**1.51**	**3.79**
MSCI EAFE Index	6.43	6.52	0.48	7.39	1.82	5.01

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Consumer Non-Durables	18.4
Health Technology	13.4
Finance	8.6
Producer Manufacturing	7.8
Commercial Services	7.1
Technology Services	6.8
Process Industries	5.9
Electronic Technology	5.8
Sectors Less Than 5.5%	23.6
Cash and Other Net Assets	2.6

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	24.3
Japan	10.2
Netherlands	9.8
France	9.4
Switzerland	8.2
Germany	6.6
Canada	5.6
China/Hong Kong	5.0
10 Countries Less Than 5.0%	18.3
Cash and Other Assets	2.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.0
Iberdrola SA	2.3
Medtronic, PLC	2.3
Diageo, PLC, ADR	2.2
Astellas Pharma, Inc.	2.2
British American Tobacco, PLC	2.0
RELX NV	2.0
Reckitt Benckiser Group, PLC	1.9
ING Groep NV	1.9
Roche Holding AG	1.9
Total	21.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$21.4
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$56.9
Median Market Cap (Billions):	$22.3
Turnover Rate:	8.0 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 26 years
Tasha M. Murdoff, 20 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of September 30, 2016

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Raymond E. Sit, 24 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**6.61**	**12.96**	**-4.17**	**0.29**	**1.27**	**3.40**
MSCI Emerging Markets Index	8.32	14.06	-2.92	0.52	1.50	2.89

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.1
Electronic Technology	14.9
Consumer Services	11.8
Consumer Non-Durables	8.2
Retail Trade	7.4
Technology Services	6.3
Producer Manufacturing	5.1
Consumer Durables	4.8
Sectors Less Than 4.8%	21.3
Cash and Other Net Assets	2.1

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	28.3
South Korea	14.1
South Africa	7.7
Taiwan	7.3
India	7.1
Brazil	6.1
United States	3.6
Singapore	3.4
11 Countries Less Than 3.4%	20.3
Cash and Other Assets	2.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	5.0
Samsung Electronics Co., Ltd.	4.6
Naspers, Ltd.	4.0
TAL Education Group, ADR	3.6
iShares MSCI India ETF	3.2
NICE Systems, Ltd., ADR	3.2
China Mobile, Ltd., ADR	2.9
Shinhan Financial Group Co., Ltd.	2.9
Taiwan Semiconductor Co.	2.9
Korea Electric Power Corp.	2.8
Total	35.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$7.7
Number of Holdings:	53
Wtd. Avg. Market Cap (Billions):	$67.8
Median Market Cap (Billions):	$16.1
Turnover Rate:	3.8 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of September 30, 2016

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
U.S. Government Securities	**0.18**	**2.13**	**1.85**	**1.22**	**3.45**	**5.54**	**2.08**
Bloomberg Barclays Intermediate Government Index	-0.24	2.44	2.19	1.62	3.74	5.76	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	49.3
FNMA Pass-Through	21.2
GNMA Pass-Through	13.1
FHLMC Pass-Through	9.3
U.S. Treasury/Federal Agy.	2.2
Asset-Backed	1.9
Cash & Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$694.6
Average Maturity:	19.7 Years
Effective Duration:	1.4 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Bryce A. Doty, CFA, 26 years
Mark H. Book, CFA, 29 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of September 30, 2016

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Bryce A. Doty, CFA, 26 years
Mark H. Book, CFA, 29 years
Christopher M. Rasmussen, CFA, 16 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	Annualized Returns				
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Quality Income	**0.42**	**0.83**	**0.51**	**0.50**	**1.16**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	0.02	1.31	1.09	1.00	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	33.2
Corporate Bonds	16.0
Mortgage Pass-Through (Agy.)	15.1
Asset-Backed (non-agency)	14.6
CMO (non-agency)	7.6
Taxable Municipal	7.0
Taxable Municipal (Agy-Backed)	4.3
Cash & Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$65.6
Average Maturity:	6.6 Years
Effective Duration:	1.0 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of September 30, 2016

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**-0.32**	**7.17**	**7.93**	**6.01**	**4.49**	**5.40**
Bloomberg Barclays 5-Year Muni Index	-0.02	2.98	2.93	2.63	4.08	5.21

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	2.26

Tax-Equivalent 30-Day Yields	
28.0% Tax Rate	3.14
36.8% Tax Rate	3.58
38.8% Tax Rate	3.69
43.4% Tax Rate	3.99

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	22.5
Single Family Mortgage	21.7
Other Revenue	10.4
Education/Student Loan	7.7
General Obligation	6.9
Insured	6.1
Investment Companies	5.7
Hospital / Health Care	3.8
Sectors Less Than 3.0%	9.2
Cash and Other Net Assets	6.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$161.8
Average Maturity:	17.1 Years
Duration to Estimated Avg. Life:	5.5 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Paul J. Jungquist, CFA, 22 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of September 30, 2016

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Paul J. Jungquist, CFA, 22 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**-0.30**	**5.57**	**6.08**	**4.63**	**4.57**	**4.93**
Bloomberg Barclays 5-Year Muni Bond Index	-0.02	2.98	2.93	2.63	4.08	4.50

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	1.88

Tax-Equivalent 30-Day Yields

33.65% Tax Rate	2.83
43.03% Tax Rate	3.30
44.83% Tax Rate	3.41
48.98% Tax Rate	3.68

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	18.3
Hospital / Health Care	16.9
Single Family Mortgage	14.2
Education/Student Loan	13.0
Municipal Lease	8.3
Other Revenue	5.7
General Obligation	4.5
Utility	4.1
Sectors Less Than 4.0%	12.1
Cash and Other Net Assets	2.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$573.4
Average Maturity:	15.6 Years
Duration to Estimated Avg. Life:	5.2 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Sit Mutual Funds Annual Shareholder Luncheon • Investment Outlook and Strategy Summary • 2017 Investment Seminars • Establishing Financial Priorities and Setting Goals • Sit Mutual Funds Third Quarter 2016 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities.The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211.